PINPOINT ADVANCE CORP.
4 Maskit Street
Herzeliya, Israel 46700

March 18, 2009

VIA FEDERAL EXPRESS AND EDGAR TRANSMISSION
Mr. John Reynolds, Esq.
United State Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Mail Drop 3561
Washington, DC 20549

Re:          Pinpoint Advance Corp.
Preliminary Proxy Statement on Schedule 14A Amendment No.1
Filed March 3, 2009
Filing No. 000-52562

Dear Mr. Reynolds:

Pinpoint Advance Corp. (the “Company”) hereby electronically transmits the Company’s responses to comments set forth in the Staff’s letter to the Company dated March 13, 2009 (the “Staff’s Letter”).  We are also electronically transmitting hereunder a conformed copy of amendment No. 2 (“Amendment No. 2”) to the Proxy Statement of the Company on Schedule 14A (the “Proxy Statement”) reflecting responses to the Staff’s Letter.  Marked copies of this filing are being sent via federal express to Edward Kim, Esq..

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the enclosed submission.

General

1.
We note that your discussion of possible securities law claims on page 6, 13, and 15 includes an assertion that “[m]anagement strongly believes such a claim would be without merit in light of the actions being proposed herein.”  Your statement that “[m]anagement strongly believes such a claim would be without merit in light of the actions being proposed herein....” is a legal conclusion which a corporation is not qualified to make. Either attribute this statement to counsel and provide counsel’s consent to be named in this section, or delete the statement.

In accordance with the Staff’s comment, the Company has deleted this statement (pages 6, 14, 16).

2.
We have reviewed your response to comment three of our letter dated February 17, 2009, but we, however, reissue the comment. Rule 14a-4(a)(3) of the Exchange Act provides that each matter must separately identified, regardless of whether its passage is conditioned on the approval of other matters. The rule does “not prohibit the soliciting party from conditioning the effectiveness of any proposal on the adoption of one or more other proposals, if permitted by state law. In such cases, appropriate disclosure will be required to advise shareholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals.” See Exchange Act Release No. 31326 (Oct. 16, 2002) at Sec. II.H. Your Amendment Proposal, as stated in our previous letter, bundles several matters within it and it unclear to us why they should not be separately identified and voted on by your stockholders. Please revise your proxy and related disclosures to conform with the unbundling requirements of Rule 14a-4(a)(3) or provide an analysis why you believe the requirements of Rule 14a-4(a)(3) are satisfied.

In accordance with the Staff’s comment, we have revised the Proxy Statement to conform with the unbundling requirements of Rule 14a-4(a)(3) (pages 2, 4, 5, 6, 11, 13, 21-23).

3.
We note your response to comment four of our letter dated February 17, 2009. Please revise the proxy statement to indicate that section 3.2 of your warrant agreement and the description of “Business Combination” in your prospectus may be interpreted to mean that the warrants may only be exercisable for 24 months from the date of the prospectus. Also, address the potential consequences in the event your belief that no amendment of the warrant agreement is necessary is incorrect.

In accordance with the Staff’s comment, we have revised the Proxy Statement to make the requested disclosure (page 19).

We thank the Commission in advance for its consideration of the foregoing.  If you have any further questions or comments, please contact the undersigned or our counsel, Adam Mimeles, Esq., at (212) 370-1300.

Very truly yours,

PINPOINT ADVANCE CORP.

By: /s/ Ronen Zadok
      Name: Ronen Zadok
      Title: Chief Financial Officer

cc:           Barry I. Grossman, Esq.
Adam S. Mimeles, Esq.